SE 20004031 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36916

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vaughan & Co. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 Passaic St
(No. and Street)

Ridgewood	NJ	07450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D Vaughan III

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDG-CPAS, PC

(Name – *if individual, state last, first, middle name*)

76 North Walnut Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 09 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Vaughan III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vaughan & Co. Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ARAMIS O. BERMUDEZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 12/19/2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019

TABLE OF CONTENTS

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Vaughan & Company Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vaughan & Company Securities, Inc. as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vaughan & Company Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vaughan & Company Securities, Inc.'s management. Our responsibility is to express an opinion on Vaughan & Company Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vaughan & Company Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed in the accompanying Table of Contents has been subjected to audit procedures performed in conjunction with the audit of Vaughan & Company Securities, Inc.'s financial statements. The supplemental information is the responsibility of Vaughan & Company Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as Vaughan & Company Securities, Inc.'s auditor since 2016.

BDG-CPAs, PC
Ridgewood, NJ
March 2, 2020

BDG-CPAs
A PROFESSIONAL CORPORATION

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

ASSETS		
Cash	$	9,075
Deposits with clearing organization		64,927
Fees receivable		181,333
TOTAL CURRENT ASSETS		255,335
TOTAL ASSETS	$	255,335

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	76,566
Accrued manager fees		42,733
Accrued payroll and payroll taxes		12,243
TOTAL CURRENT LIABILITIES		131,542
TOTAL LIABILITIES	$	131,542
STOCKHOLDERS' EQUITY		
Common stock		
Class A, voting, $3 par value - 100 shares authorized, 100 shares issued and outstanding	$	300
Class B, voting, $3 par value - 9,900 shares authorized, 9,900 shares issued and outstanding		29,700
Retained earnings		93,793
TOTAL STOCKHOLDERS' EQUITY		123,793
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	255,335

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2019

REVENUES		
Asset management fees	$	1,532,521
Mutual fund fees		172,326
Interest income		4,461
TOTAL REVENUES		1,709,308
EXPENSES		
Employee compensation and benefits		1,210,492
Travel and selling		93,956
Commissions and fees		63,880
Technology and communications		24,359
Securities fees		15,086
Rent and occupancy		122,578
Professional fees		54,533
Office and other expenses		100,201
Auto lease expense		6,486
TOTAL EXPENSES		1,691,571
INCOME BEFORE TAXES		17,737
PROVISION FOR INCOME TAXES		1,500
NET INCOME	$	16,237

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2019

	Class A Common Stock	Class B Common Stock	Retained Earnings	Total
Balance at December 31, 2018	$ 300	$ 29,700	$ 77,556	$ 107,556
Net income			16,237	16,237
Distributions				
Balance at December 31, 2019	$ 300	$ 29,700	$ 93,793	$ 123,793

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	16,237
Change in:		
Fees receivable		5,995
Deposits with clearing organization		(1,310)
Accounts payable, accrued expenses and other current liabilities		(22,653)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(1,731)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET (DECREASE) IN CASH		(1,731)
CASH - beginning		10,806
CASH - ending	$	9,075
SUPPLEMENTAL DISCLOSURES:		
Cash paid for:		
Income Taxes	$	1,500
Interest		-

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vaughan & Company Securities, Inc. (the "Company") is engaged in the sale of publicly traded securities, provides investment advice and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Ridgewood, New Jersey. The Company was incorporated in New Jersey in November 1986. The business commenced in March 1987.

New Accounting Pronouncement – ASC 606 Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASC 606"). The requirements of ASC 606 were effective for the Company for the year ended December 31, 2018. The Company adopted the standard on January 1, 2018 using the modified retrospective approach, and in conjunction with the adoption, management evaluated the new guidance in ASC 606 and determined that there is no change in the manner that the Company recognizes revenue. Furthermore, management has determined that the required guidance in ASC 606 does not have an impact on the Company's financial or regulatory capital.

New Accounting Pronouncement – ASC 842 Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASC 842"). The objective of this ASU is to increase transparency and comparability in financial reporting by requiring balance sheet recognition of leases and note disclosure of certain information about lease arrangements. It is effective for public business entities for annual reporting periods beginning after December 15, 2018. The Company adopted the standard on January 1, 2019 using the modified retrospective approach. The new guidance provided by ASC 842 did not materially impact the Company's financial or regulatory capital. ASC 842 does not currently apply to the Company, as the Company does not have a lease with a term greater than 12 months as of or for the year ended December 31, 2019 or through the date of these financial statements.

Cash

In addition to its operating account, the Company maintains seven separate accounts with Pershing, LLC (Pershing) in order to execute securities transactions.

Restricted Cash

Restricted cash balance is the mandated deposit account with Pershing $64,927 as of December 31, 2019.

Commissions Receivable

Commission revenue and related clearance expenses are recorded as securities transactions occur and are credited within the related brokerage account. Commissions receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible in full.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Advisory Fees

Fee revenue is recognized in an amount that reflects the consideration to which the Company expects to be entitled in exchange for advisory services provided net of fees paid to third party investment advisors.

Income Taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code and applicable New Jersey statutes. The stockholders of the corporation are taxed on their proportionate share of the Company's taxable income on their personal tax returns. The portion of the New Jersey income tax that is the responsibility of the Company is provided for, using statutory rates.

Management Estimates

Management uses estimates and assumptions in preparing the financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Estimates used in preparing these financial statements include those assumed in computing commissions receivable, and those used in accruing liabilities for certain expenses. Actual results could differ from those estimates.

2. RETIREMENT PLAN

The Company adopted a 401(K) plan in the fiscal year ended September 30, 1988 for all full-time employees. Any Company contributions are elective. The Company's expense for the year ended December 31, 2019 was $24,840.

3. RELATED PARTY TRANSACTIONS

Vaughan & Company Securities, Inc., Pension Administrators, Inc., and Lois M. Vaughan, Esq. are controlled under common ownership.

The Company rents office space from Lois Vaughan, spouse of the principal shareholder of the related companies. No long-term lease agreements exist. Rent expense paid to related party for the year ended December 31, 2019 was $59,472. Vaughan & Co. Securities, Inc. pays all occupancy expense.

Related party transactions are summarized as follows:

	2019
Expenses	
Rent	$59,472

4. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Commissions: Commissions are recorded as securities transactions occur and are credited by account. The Company believes that the performance obligation is satisfied as the securities transactions occur.

Asset Management Fees

Investment advisory fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source.

Revenue from contracts with customers	
Commissions	
Commissions	$ 172,326
Total commissions revenue	172,326
Asset management fees	
Investment advisory fees	1,532,521
Total asset management fee revenue	1,532,521
Total revenue from contracts with customers	$ 1,704,847

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2019, the Company had net capital of $123,793 which was $115,024 in excess of its required net capital of $8,769.

The ratio of aggregate indebtedness to net capital is 1.0626 to 1.

6. INCOME TAXES

The provision for income taxes consists of:		2019
Total Provision	(Only State of New Jersey)	$1,500

7. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of commissions receivable and cash. The Company earns commissions entirely from financial institutions and investment management firms. Historically, the Company has not incurred any credit related losses. Cash, which consists primarily of cash held in brokerage accounts, is not subject to FDIC insurance protection.

8. STOCKHOLDERS' EQUITY

Stockholders' equity is as follows:

	2019
Common stock	
Class A, voting, $3 par value — 100 shares authorized, 100 shares issued and outstanding	$ 300
Class B, nonvoting, $3 par value — 9,900 shares authorized, 9,900 shares issued and outstanding	29,700
Retained earnings	93,793
Total Stockholders' Equity	$ 123,793

9. SUBSEQUENT EVENTS

These financial statements considered subsequent events through March 2, 2020 which was the date the financial statements were available to be issued. There were no reportable subsequent events through the date this report is filed.

SUPPLEMENTARY INFORMATION

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019

Total stockholders' equity	$	123,793
Less ineligible assets:		
Advances to Affiliate		-
Securities Haircut		-
Prepaid Expenses		-
Prepaid Taxes		-
Total		-
Net capital	$	123,793
Computation of net capital requirement:		
Minimum net capital requirement		
(6-2/3% of aggregate indebtedness)	$	8,769
Minimum dollar net capital requirement		5,000
Net capital requirement		8,769
Excess net capital	$	115,024
Capital ratio (maximum allowance of 15 to 1)		
Aggregate indebtedness	$	131,542
Divided by: net capital	$	123,793
Percentage of aggregate indebtedness to net capital		1.0626

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE II

Reconciliation Pursuant To Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2019

Net capital as reported in company's part II FOCUS Report	$	143,992
Audit adjustments (net)		(1,062)
Management adjustments (net)		(19,137)
Net capital per computation of net capital	$	123,793

See Report of Independent Registered Public Accounting Firm and Accompanying Notes

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE III

Reconciliation of FOCUS Report to Audit Report

December 31, 2019

Assets			
	Total assets per FOCUS report	$	258,266
	Decrease in current assets		(2,931)
	Total assets per audit report	$	255,335
Liabilities			
	Total liabilities per FOCUS report	$	114,344
	Increase in current liabilities		17,198
	Total liabilities per audit report	$	131,542
Equity			
	Total equity per FOCUS report	$	143,922
	Decrease in retained earnings		(20,129)
	Total equity per audit report	$	123,793
Revenue			
	Revenue per FOCUS report	$	1,720,574
	Decrease for:		
	Adjustments		(11,266)
	Total revenue per audit report	$	1,709,308

See Report of Independent Registered Public Accounting Firm and Accompanying Notes

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Vaughan & Company Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Vaughan & Company Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
March 2, 2020

VAUGHAN & CO. SECURITIES, INC.

Financial Services To Small Business Owners, Professionals, and their Families for Generations

68 PASSAIC STREET · RIDGEWOOD, NEW JERSEY 07450
1-201-444-1361 · FAX 1-201-670-1352
E-MAIL: JDVIII@VAUGHANANDCO.COM
WEBSITE: WWW.VAUGHANANDCO.COM

Re: Vaughan & Co. Securities, Inc. / CRD# 18826

EXEMPTION REPORT – Schedule IV

Vaughan & Co. Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii): All customer transactions cleared through another broker-dealer, specifically Pershing, LLC, on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Vaughan & Co. Securities, Inc.

I, James D. Vaughan III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
James D. Vaughan III

Title: CEO

March 2, 2020

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholders of
Vaughan & Company Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Vaughan & Company Securities, Inc. and the SIPC, solely to assist you and the SIPC in evaluating Vaughan & Company Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Vaughan & Company Securities, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Vaughan & Company Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Vaughan & Company Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
March 2, 2020

BG -CPAs
A PROFESSIONAL CORPORATION
Founded 1982

Amended

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******1220*********************MIXED AADC 220
36916 FINRA DEC
VAUGHAN & COMPANY SECURITIES INC
68 PASSAIC ST
RIDGEWOOD, NJ 07450-4310

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ ~~2868~~ 2,557 JKS

B. Less payment made with SIPC-6 filed (exclude interest) (1251)
7/31/2019
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) JKS $ ~~1617~~ 1,307

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) JKS $ ~~1617~~ 1,307

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 1617.59

H. Overpayment carried forward $(~~0~~ $310) JKS

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Vaughan + Co. Securities Inc
(Name of Corporation, Partnership or other organization)

James Vaughan   James Vaughan 3/2/20
(Authorized Signature)

CEO
(Title)

Dated the 26 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ ~~1,912,314~~ (JVS) 1,704,874

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues (JVS) 1,704,847 $ ~~1,912,314~~

2e. General Assessment @ .0015 2557 $ ~~2,868~~

(to page 1, line 2.A.)

VAUGHAN & CO. SECURITIES, INC.

Financial Services To Small Business Owners, Professionals, and their Families for Generations

68 PASSAIC STREET · RIDGEWOOD, NEW JERSEY 07450
1-201-444-1361 · FAX 1-201-670-1352
E-MAIL: JDVIII@VAUGHANANDCO.COM
WEBSITE: WWW.VAUGHANANDCO.COM

SEC Mail Processing
MAR 09 2020
Washington, DC

February 28, 2020

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Re: Vaughan & Co. Securities, Inc.
Annual Audited Financial Report
December 31, 2019 – CRD 18826

Dear Sir or Madam:

Enclosed please find our two copies of our Annual Audited Financial Report for the year ended December 31, 2019.

Very truly yours,

James D. Vaughan, III
Chief Executive Officer

cc: SEC
New York Regional Office
Andrew Calamari, Regional Director
Brookfield Place
200 Vesey Street, Suite 400
New York, NY 10281-1022 w/enc

New York Bureau of Investment
Protection and Securities
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cc: Cont'd.

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N.H. Bureau of Securities Regulation
Attn: Linda Elkins
State House Room 204
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Concord, NH 03301 w/enc.

Massachusetts Securities Division
One Ashburton Place, Rm 1701
Boston, MA 02108 w/enc.

The Department of Corporations
State of California
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Sacramento, CA 95814-4052 w/enc.